

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2023

Ryan Preblick
Chief Financial Officer
Indivior PLC
10710 Midlothian Turnpike, Suite 125
North Chesterfield, Virginia 23235

      Re: Indivior PLC
           Amendment No. 4 to Draft Registration Statement on Form 20-F
           Submitted April 27, 2023
           CIK No. 0001625297

Dear Ryan Preblick:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form 20-F, submitted April 27, 2023

Glossary, page 2

1.   We note your response to comment one. Please refile the Resolution Agreement with Addendum A.

OPTN004 - Drinabant Injection for Acute Cannbinoid Overdose ("ACO"), page 83

2.   Please revise the royalty range to a ten point range or less and disclose the amounts paid to date, including any up front payments.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
16. Acquisition of Opiant, page F-20

3.   We note that you accounted for the acquisition of Opiant Pharmaceuticals as an asset
       acquisition and recognized an intangible asset associated with OPNT003 for $126
       million. Please provide us with an analysis supporting your determination that this
       acquired IPR&D met the definition of an intangible asset under IAS 38. Specifically,
       explain how you evaluated the technical feasibility of this development product in
       reaching your conclusion.

       You may contact Eric Atallah at 202-551-3663 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please
contact Joshua Gorsky at 202-551-7836 or Suzanne Hayes at 202-551-3675 with any other
questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Life Sciences

cc: Michael Levitt, Esq.